                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ______)*

                           METHODE ELECTRONICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS B COMMON STOCK, $.50 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59152010
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        JANE R. MCGINLEY, AS CO-TRUSTEE OF THE WILLIAM J. MCGINLEY TRUST
                             C/O LOUIS S. HARRISON
                             LORD, BISSELL & BROOK
                               115 SOUTH LASALLE
                                 (312) 443-0700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                JANUARY 2, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                    Page 2 of 13


CUSIP No. 59152010

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     JANE R. MCGINLEY, AS CO-TRUSTEE OF THE WILLIAM J. MCGINLEY TRUST

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) N/A

     (a)
          ----------------------------------------------------------------------

     (b)
          ----------------------------------------------------------------------

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization Illinois

--------------------------------------------------------------------------------

Number of                7.   Sole Voting Power   0
Shares
Beneficially             -------------------------------------------------------
Owned by                 8.   Shared Voting Power 0
Each
Reporting                -------------------------------------------------------
Person                   9.   Sole Dispositive Power   0
With
                         -------------------------------------------------------
                         10.  Shared Dispositive Power 0

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 880,901

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). X

JANE R. MCGINLEY, AS CO-TRUSTEE OF THE WILLIAM J. MCGINLEY TRUST, SPECIFICALLY DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SHARES OWNED BY THE OTHER FILERS OF THIS SCHEDULE OTHER THAN IN THEIR RESPECTIVE CAPACITIES AS SPECIAL FIDUCIARY UNDER THE WILLIAM J. MCGINLEY TRUST.

13.  Percent of Class Represented by Amount in Row (11) 80.7

14.  Type of Reporting Person (See Instructions)

     OO

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                                                                    Page 3 of 13


CUSIP No. 59152010

--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     JANE R. MCGINLEY, INDIVIDUALLY AND AS SPECIAL FIDUCIARY UNDER THE WILLIAM
     J. MCGINLEY TRUST

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions) N/A

     (a)
          ----------------------------------------------------------------------

     (b)
          ----------------------------------------------------------------------

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of                7.   Sole Voting Power   10,001
Shares
Beneficially             -------------------------------------------------------
Owned by                 8.   Shared Voting Power 880,901
Each
Reporting                -------------------------------------------------------
Person                   9.   Sole Dispositive Power   10,001
With
                         -------------------------------------------------------
                         10.  Shared Dispositive Power 880,901

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 890,902

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). X

JANE R. MCGINLEY SPECIFICALLY DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SHARES OWNED BY THE OTHER FILERS OF THIS SCHEDULE OTHER THAN IN THEIR RESPECTIVE CAPACITIES AS SPECIAL FIDUCIARY UNDER THE WILLIAM J. MCGINLEY TRUST.

13.  Percent of Class Represented by Amount in Row (11) 81.6

14.  Type of Reporting Person (See Instructions)

     IN

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                                                                    Page 4 of 13


CUSIP No. 59152010

--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     RAYMOND J. ROBERTS, INDIVIDUALLY AND AS SPECIAL FIDUCIARY UNDER THE WILLIAM
     J. MCGINLEY TRUST

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions) N/A

     (a)
          ----------------------------------------------------------------------

     (b)
          ----------------------------------------------------------------------

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of                7.   Sole Voting Power   6,200
Shares
Beneficially             -------------------------------------------------------
Owned by                 8.   Shared Voting Power 880,901
Each
Reporting                -------------------------------------------------------
Person                   9.   Sole Dispositive Power   6,200
With
                         -------------------------------------------------------
                         10.  Shared Dispositive Power 880,901

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 887,101

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). X

RAYMOND J. ROBERTS SPECIFICALLY DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SHARES OWNED BY THE OTHER FILERS OF THIS SCHEDULE OTHER THAN IN THEIR RESPECTIVE CAPACITIES AS SPECIAL FIDUCIARY UNDER THE WILLIAM J. MCGINLEY TRUST.

13.  Percent of Class Represented by Amount in Row (11) 81.2

--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN

CUSIP No. 59152010

--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     ROBERT J. MCGINLEY, INDIVIDUALLY AND AS SPECIAL FIDUCIARY UNDER THE WILLIAM
     J. MCGINLEY TRUST

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions) N/A

     (a)
          ----------------------------------------------------------------------

     (b)
          ----------------------------------------------------------------------

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of                7.   Sole Voting Power   23,308
Shares
Beneficially             -------------------------------------------------------
Owned by                 8.   Shared Voting Power 880,901
Each
Reporting                -------------------------------------------------------
Person                   9.   Sole Dispositive Power   23,308
With
                         -------------------------------------------------------
                         10.  Shared Dispositive Power 880,901

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 904,209

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). X

ROBERT J. MCGINLEY SPECIFICALLY DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SHARES OWNED BY THE OTHER FILERS OF THIS SCHEDULE OTHER THAN IN THEIR RESPECTIVE CAPACITIES AS SPECIAL FIDUCIARY UNDER THE WILLIAM J. MCGINLEY TRUST.

13.  Percent of Class Represented by Amount in Row (11) 82.8

--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN

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                                                                    Page 6 of 13


CUSIP No. 59152010

--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     MARGARET J. MCGINLEY, INDIVIDUALLY AND AS SPECIAL FIDUCIARY UNDER THE WILLIAM J. MCGINLEY TRUST

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions) N/A

     (a)
          ----------------------------------------------------------------------

     (b)
          ----------------------------------------------------------------------

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of                7.   Sole Voting Power   17,281
Shares
Beneficially             -------------------------------------------------------
Owned by                 8.   Shared Voting Power 880,901
Each
Reporting                -------------------------------------------------------
Person                   9.   Sole Dispositive Power   17,281
With
                         -------------------------------------------------------
                         10.  Shared Dispositive Power 880,901

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 898,182

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). X

MARGARET J. MCGINLEY SPECIFICALLY DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SHARES OWNED BY THE OTHER FILERS OF THIS SCHEDULE OTHER THAN IN THEIR RESPECTIVE CAPACITIES AS SPECIAL FIDUCIARY UNDER THE WILLIAM J. MCGINLEY TRUST.

13.  Percent of Class Represented by Amount in Row (11) 82.3

--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN

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                                                                    Page 7 of 13


CUSIP No. 59152010

--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     JAMES F. MCGINLEY, INDIVIDUALLY AND AS SPECIAL FIDUCIARY UNDER THE WILLIAM
     J. MCGINLEY TRUST

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions) N/A

     (a)
          ----------------------------------------------------------------------

     (b)
          ----------------------------------------------------------------------

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of                7.   Sole Voting Power   0
Shares
Beneficially             -------------------------------------------------------
Owned by                 8.   Shared Voting Power 881,169
Each
Reporting                -------------------------------------------------------
Person                   9.   Sole Dispositive Power   0
With
                         -------------------------------------------------------
                         10.  Shared Dispositive Power 881,169

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 881,169

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). X

JAMES F. MCGINLEY SPECIFICALLY DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SHARES OWNED BY THE OTHER FILERS OF THIS SCHEDULE OTHER THAN IN THEIR RESPECTIVE CAPACITIES AS SPECIAL FIDUCIARY UNDER THE WILLIAM J. MCGINLEY TRUST.

13.  Percent of Class Represented by Amount in Row (11) 80.7

--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN

Item 1. SECURITY AND ISSUER. This statement relates to beneficial ownership of shares of Class B Common Stock, $.50 par value (the "Common Stock") of Methode Electronics, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7401 West Wilson Avenue, Chicago, Illinois 60706.

Item 2. IDENTITY AND BACKGROUND. This statement is being filed by Jane R. McGinley, individually and as Co-Trustee of the William J. McGinley Trust, Raymond J. Roberts, Robert J. McGinley, Margaret J. McGinley, and James F. McGinley (collectively referred to herein for convenience as the "Special Fiduciaries").

          WILLIAM J. MCGINLEY TRUST:

          The William J. McGinley Trust (the "Trust") was formed in Illinois as a testamentary trust pursuant to the estate plan of William J. McGinley. The address for the Trust is Jane R. McGinley, Co- Trustee of the William J. McGinley Trust, c/o Louis S. Harrison, Lord, Bissell & Brook, 115 South LaSalle Street, Chicago, Illinois 60603.

          The Trust has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, the Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          JANE R. MCGINLEY, INDIVIDUALLY: Jane R. McGinley is the Executor of the Estate of William J. McGinley, c/o Louis S. Harrison, Lord, Bissell & Brook, 115 South LaSalle Street, Chicago, Illinois 60603 and a Co-Trustee and Special Fiduciary under the William J. McGinley Trust. Jane R. McGinley is not presently employed, other than in her role as Executor of the Estate. Jane R. McGinley is a citizen of the United States of America.

          Jane R. McGinley has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, Jane R. McGinley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          RAYMOND J. ROBERTS:

          Raymond J. Roberts is the Chief Financial Officer and
          Secretary-Treasurer of Coilcraft, Inc. located at 1102 Silver Lake Road, Cary, Illinois 60013, as well as Special Fiduciary under the Trust. Raymond J. Roberts is a citizen of the United States of America.

          Raymond J. Roberts has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, Raymond J. Roberts has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ROBERT J. MCGINLEY:

          Robert J. McGinley is President of Image Network, Inc. located at 1807 12th Street, Santa Monica, California 90404, as well as a Special Fiduciary under the Trust. Robert J. McGinley is a citizen of the United States of America.

          Robert J. McGinley has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, Robert J. McGinley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          MARGARET J. MCGINLEY:

          Margaret J. McGinley is not presently employed other than serving in her capacity as a Special Fiduciary under the Trust. Margaret J. McGinley's address for the purposes hereof is P.O. Box 1248, Anna Maria, Florida 34216. Margaret J. McGinley is a citizen of the United States of America.

          Margaret J. McGinley has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, Margaret J. McGinley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          JAMES F. MCGINLEY:

          James F. McGinley is President and Chief Executive Officer of Stratos Lightwave, Inc. located at 7444 West Wilson Avenue, Chicago, Illinois 60656 as well as a Special Fiduciary under the Trust. James F. McGinley is a citizen of the United States of America.

          James F. McGinley has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, James F. McGinley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. No funds of, or other consideration from, the Trust or the Special Fiduciaries were used or are expected to be used in making any of the acquisitions of Common Stock reported hereby. The Trust acquired the Common Stock from the Estate of William J. McGinley as a result of the death of William
          J. McGinley and in accordance with the terms of his Will.

Item 4. PURPOSE OF TRANSACTION. The Common Stock was transferred to the Trust by the Estate of William J. McGinley as a result of the death of William J. McGinley and in accordance with the terms of his Will. In the near future, the Special Fiduciaries will, in their capacity as such, cause the transfer by the Trust of the Common Stock to certain other testamentary trusts created under and pursuant to the terms of the Trust. Other than the foregoing, the Special Fiduciaries have no current plans with respect to the acquisition or disposition of the Common Stock of the Issuer (other than for estate planning purposes).

          Other than as set forth above, the Trust and the Special Fiduciaries currently have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of The Securities Exchange Act of 1934 (the "Act"); or (j) any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER. Items 11 and 13 of the cover pages set out the aggregate number and percentage, respectively, of Common Stock beneficially owned by each filer of this Schedule. The Trust beneficially owns 880,901 shares of the Common Stock but has no power to vote or to dispose of those shares. As Special Fiduciaries of the Trust, each Special Fiduciary has shared power to vote and to dispose of all of the 880,901 shares of the Common Stock owned by the Trust. Jane R. McGinley also has sole power to vote and to dispose of or direct the vote or disposition of 10,001 shares; Raymond J. Roberts also has sole power to vote and to dispose of or direct the vote or disposition of 6,200 shares; Robert J. McGinley also has sole power to vote and to dispose of or direct the vote or disposition of 23,308 shares; and Margaret J. McGinley also has sole power to vote and to dispose of or direct the vote or disposition of 17,281 shares.

          James F. McGinley also shares power to vote and to dispose of 268 shares of the Common Stock owned individually by his spouse, Valerie
          A. McGinley. Valerie A. McGinley is not presently employed. Valerie A. McGinley's address is c/o James F. McGinley, Stratos Lightwave, Inc., 7444 West Wilson Avenue, Chicago, Illinois 60656. Valerie A. McGinley is a citizen of the United States of America.

          Valerie A. McGinley has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, Valerie A. McGinley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The Trust effected the acquisition of its 880,901 shares of the Common Stock on January 2, 2002 in a private transaction pursuant to William
          J. McGinley's estate plan. James F. McGinley effected the sale of 5,036 shares of Class A Common Stock for $7.60 per share on October 9, 2001 in a brokered transaction on the NASDAQ National Market System.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In addition to the information described in Item 5, Robert J. McGinley entered into a Stock Option Award Agreement with the Issuer on June 19, 2001. In connection with his capacity as director of the Issuer, the Stock Option Award Agreement provides for the grant of options to Robert J. McGinley to purchase 2,500 shares of Class A common stock for $7.45 per share pursuant to the Issuer's 2000 Stock Plan. All of such options vested on December 31, 2001.

          Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the each of the persons named in Item 2 and between each of such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, other than for estate planning purposes.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Statement by the filers of this Schedule that this filing is made on behalf of each of them.

          2. Power of Attorney, dated January 18, 2002 by Jane R. McGinley, Raymond J. Roberts, Robert J. McGinley and Margaret J. McGinley authorizing James F. McGinley to execute certain documents on their behalf.

     SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: January 23, 2002

                                   /s/ James F. McGinley
                                   ---------------------------------------------

                                   James F. McGinley, on behalf of himself and as attorney-in-fact for Jane R. McGinley, individually and as Co-Trustee of the William
                                   J. McGinley Trust, Raymond J. Roberts, Robert
                                   J. McGinley, and Margaret J. McGinley